                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

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                                 SCHEDULE 13D
                                (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
                AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                             (Amendment No. 13)
                          Image Entertainment, Inc.
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                              (Name of Issuer)


                         Common Stock, No Par Value
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                        (Title of Class of Securities)


                                452439-10-2
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                               (CUSIP Number)


              Arnold L. Wadler, Esq., Image Investors Company,
       One Meadowlands Plaza,6th Floor, East Rutherford, New Jersey  07073
                               (201) 531-8050
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                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                              December 22, 1998
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             (Date of Event Which Requires Filing of This Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d1-(f) or 13d-1(g), check the following box *.


                        (Continued on following pages)

                             (Page 1 of 9 Pages)

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--------------------          --------------------          --------------------
CUSIP No.  693344103                  13D                     PAGE 2 OF 9 PAGES
--------------------          --------------------          --------------------

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1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Image Investors Co.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)  Y
                                                                        (b)  Y

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3    SEC USE ONLY

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4    SOURCE OF FUNDS*

     WC, AF
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                                      Y

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DE
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                    7     SOLE VOTING POWER
                          7,106,140
  NUMBER OF         ------------------------------------------------------------
   SHARES           8     SHARED VOTING POWER
BENEFICIALLY              0
  OWNED BY          ------------------------------------------------------------
    EACH            9     SOLE DISPOSITIVE POWER
 REPORTING                7,106,140
                    ------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER
                          0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,106,140(1)
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                      Y

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     40.2%
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14   TYPE OF REPORTING PERSON*

     CO
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                    *SEE INSTRUCTIONS BEFORE FILLING OUT!


-------------------
(1) Includes (i) anti-dilution rights to acquire 347,508 shares of common stock and (ii) 1,379,310 shares of common stock issuable upon conversion of a loan.

--------------------          --------------------          --------------------
CUSIP No.  693344103                  13D                     PAGE 3 OF 9 PAGES
--------------------          --------------------          --------------------

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1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     John W. Kluge
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)  Y
                                                                        (b)  Y

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC, AF
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                                      Y

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
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                    7     SOLE VOTING POWER
                          7,106,140
  NUMBER OF         ------------------------------------------------------------
   SHARES           8     SHARED VOTING POWER
BENEFICIALLY              0
  OWNED BY          ------------------------------------------------------------
    EACH            9     SOLE DISPOSITIVE POWER
 REPORTING                7,106,140
                    ------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER
                          0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,106,140(1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                      Y

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     40.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!


-------------------
(1) Includes (i) anti-dilution rights to acquire 347,508 shares of common stock and (ii) 1,379,310 shares of common stock issuable upon conversion of a loan.

--------------------          --------------------          --------------------
CUSIP No.  693344103                  13D                     PAGE 4 OF 9 PAGES
--------------------          --------------------          --------------------

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1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Stuart Subotnick
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)  Y
                                                                        (b)  Y

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC, AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                                      Y

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
--------------------------------------------------------------------------------
                    7     SOLE VOTING POWER
                          7,106,140
  NUMBER OF         ------------------------------------------------------------
   SHARES           8     SHARED VOTING POWER
BENEFICIALLY              0
  OWNED BY          ------------------------------------------------------------
    EACH            9     SOLE DISPOSITIVE POWER
 REPORTING                7,106,140
                    ------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER
                          0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,106,140(1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                      Y

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     40.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!


-------------------
(1) Includes (i) anti-dilution rights to acquire 347,508 shares of common stock and (ii) 1,379,310 shares of common stock issuable upon conversion of a loan.

                                  INTRODUCTION

        This Amendment No. 13 supplements and amends the Schedule 13D (as so amended, the "Schedule 13D") filed by Image Investors Co., a Delaware corporation ("IIC"), on July 18, 1988, as amended by Amendment No. 1 thereto filed on December 2, 1988, Amendment No. 2 thereto filed on January 12, 1989, Amendment No. 3 thereto filed on January 18, 1989, Amendment No. 4 thereto filed on February 4, 1989, Amendment No. 5 thereto filed on February 15, 1989, Amendment No. 6 thereto filed on May 11, 1989, Amendment No. 7 thereto filed on January 12, 1990 and Amendment No. 8 thereto filed on May 10, 1990, Amendment No. 9 thereto filed on June 25, 1990, Amendment No. 10 thereto filed on June 28, 1990, Amendment No. 11 thereto filed on December 30, 1992 and Amendment No. 12 thereto filed on October 29, 1997 in the following respects only (capitalized terms used herein shall have meanings ascribed to such terms in the Schedule 13D).

ITEM 1.  SECURITY AND ISSUER.

No Amendment

ITEM 2.  IDENTITY AND BACKGROUND.

IIC is a Delaware corporation whose principal business is to make investments. The address of its principal business and the address of its principal office is One Meadowlands Plaza, East Rutherford, New Jersey 07073.
 Attached hereto as Exhibit A is a listing of the name, the residence or business address, the citizenship, the present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of each person who is an executive officer or director of IIC and each person who controls IIC. No corporation or other person is ultimately in control of IIC. None of the persons named above or in Exhibit A has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


                                    5 of 9

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

IIC used working capital to make its investments of Common Stock of the Issuer. Such amount was contributed by the stockholders of IIC. The source of such funds was a distribution from Metromedia Company, a general partnership beneficially owned by the stockholders of IIC.

ITEM 4.  PURPOSE OF TRANSACTION.

On December 22, 1998, IIC purchased 600,000 additional shares of Common Stock at a price of $5.00 per share or an aggregate purchase price of $3,000,000 in connection with the Issuer's offering of 2,400,000 shares of Common Stock pursuant to a registration statement on Form S-2 filed by the Issuer with the Securities and Exchange Commission (the "SEC") and declared effective by the SEC on December 21, 1998.

In addition, on October 1, 1998 IIC exercised its Rights to acquire 511 shares of Common Stock at an aggregate exercise price of $379.67.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

        (a) IIC currently owns 7,106,140 shares of Common Stock, which figure includes (i) anti-dilution rights to purchase (at $.817 per share) 347,508 shares of Common Stock and (ii) 1,379,310 shares issuable upon the conversion of the Loan (see Item 5(c) below). Such 7,106,140 shares constitute approximately 40.2% of the outstanding shares of Common Stock of the Issuer (assuming exercise of the anti-dilution rights and conversion of the Loan by IIC, and based upon the number of such outstanding shares disclosed in the Issuer's Quarterly Report on Form 10-Q for the period ended September 30, 1998).

        (b) IIC has the sole power to vote and to dispose of such shares and options.

        (c) On October 14, 1997, pursuant to the Credit Agreement IIC loaned to the Issuer $5 million. Such loan is convertible at any time into 1,379,310 shares of Common Stock. Therefore, IIC may be deemed to beneficially own such 1,379,310 shares of Common Stock of the Issuer.


                                    6 of 9

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

No Amendment

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A listed below has been amended and the amended Exhibit A is filed herewith. Exhibits B, C and D listed below have been filed with Amendment No. 12 filed on October 29, 1997.

        Exhibit A - Executive Officers of IIC
        Exhibit B - 1987 Stock Purchase Agreement
        Exhibit C - Shareholders Agreement
        Exhibit D - Credit Agreement













                                    7 of 9

                                   SIGNATURE


        After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.


Dated: December 31, 1998


                                               /s/ Stuart Subotnick
                                               ------------------------------
                                               Stuart Subotnick
                                               Executive Vice President
                                               Image Investors Co.













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